Exhibit 99.1

IN THE UNITED STATES DISTRICT COURT

FOR THE SOUTHERN DISTRICT OF NEW YORK

CASCAL N.V.,	)
)
Plaintiff,	)
)
v.	)
	)	Civil Action No. 10-cv-3613 (LAK)
SEMBCORP UTILITIES PTE LTD,	)
SEMBCORP INDUSTRIES LTD, BIWATER	)
INVESTMENTS LTD., and BIWATER	)	AMENDED COMPLAINT
HOLDINGS LIMITED,	)
)
Defendants.	)	JURY TRIAL DEMANDED
)
)

AMENDED COMPLAINT

Plaintiff Cascal N.V. (“Cascal”), for its Amended Complaint against Defendants Sembcorp Utilities Pte Ltd (“Sembcorp Utilities”), Sembcorp Industries Ltd (“Sembcorp Industries” and together with Sembcorp Utilities, the “Sembcorp Defendants”), Biwater Investments Ltd. (“Biwater Investments”), and Biwater Holdings Limited (“Biwater Holdings” and together with Biwater Investments, the “Biwater Defendants”), alleges as follows:

SUMMARY OF ACTION

1. This is an action to enjoin the Defendants’ misuse of Cascal’s confidential information in violation of U.S. securities law, express contractual confidentiality obligations and common law in connection with the Sembcorp Defendants’ proposed coercive tender offer for Cascal’s shares. The Sembcorp Defendants’ tender offer is approximately one dollar per share less than what had been the then-current trading price at the time immediately prior to the tender offer’s announcement. The Sembcorp Defendants announced on April 26, 2010 that they intend to commence the tender offer within 20 days.

2. Plaintiff Cascal is a company listed on the NYSE as the result of an initial public offering completed in February 2008 in which Credit Suisse was the co-lead underwriter. Last November, to accommodate requests of Biwater Investments to explore a potential sale of its approximately 58.5% stock ownership of Cascal, Cascal agreed to make available its confidential information to certain prospective purchasers, including Defendant Sembcorp Industries, pursuant to certain conditions. In particular, the disclosure of this confidential information was limited strictly by the terms of two interrelated written agreements (the “Confidentiality Agreements”), for use solely in connection with the proposed acquisition of Biwater Investments’ holdings of Cascal common shares.

3. Pursuant to the Confidentiality Agreements, the Sembcorp Defendants received a significant amount of material nonpublic information pertaining and belonging to Cascal. The Sembcorp Defendants are misappropriating Cascal’s sensitive confidential information in breach of Confidentiality Agreements and in violation of U.S. securities law, as they employ a manipulative scheme to drive Cascal’s stock price lower to their benefit and the detriment of Cascal and its shareholders. This scheme is culminating by the Sembcorp Defendants’ launching a coercive tender offer, at a price around one dollar per share below what had been the then-current market price, and the offer will be even lower if less than 80% of Cascal’s shares are tendered. The tender offer leaves no room for alternatives and little choice for public shareholders, as they are faced with losing virtually all liquidity if they do not tender their shares. There is no possibility for any competing offer because Biwater Investments is now contractually required to sell all of its shares of Cascal to Sembcorp Utilities and is not permitted to explore or enter into any competing transaction pursuant to a lock-up agreement it entered into with Sembcorp Utilities. The Sembcorp Defendants’ coercive tender offer is exacerbated further by the Sembcorp Defendants’ announced plan following the consummation of the tender offer to delist the shares of Cascal from the New York Stock Exchange (the “NYSE”) and deregister Cascal with the United States Securities and Exchange Commission (the “SEC”), thus preventing public shareholders from receiving financial information and other reports in the future, removing the availability of a public market and rendering the Cascal shares held by the public illiquid.

4. The Biwater Defendants’ conduct and tender offer are in violation of U.S. securities law and the Confidentiality Agreements. To prevent the use of Cascal’s confidential information beyond its limited intended purpose of evaluating and negotiating a potential purchase of Biwater’s stock ownership of Cascal, the parties agreed in the Confidentiality Agreement to a standstill period (“Standstill Period”) during which a prospective purchaser could not enter into a transaction with respect to Cascal shares beyond the purchase of Biwater Investments’ Cascal shares, except pursuant to certain limited exceptions. One of those exceptions permitted a purchase of Biwater Investments’ shares in connection with a tender offer for all of Cascal’s shares, but only if the tender offer was on “the same terms” to all of Cascal’s shareholders. Moreover, in a provision that is not subject to this exception, the Sembcorp Defendants agreed in the Confidentiality Agreements not to deal in any way in the securities of Cascal, including debt and equity, so long as they are in possession of price sensitive information relating to Cascal.

5. On or about April 26, 2010, within the Standstill Period contemplated by the Confidentiality Agreements, the Sembcorp Defendants filed with the SEC a Schedule 13D (the “Schedule 13D”), in which they announced they would be making a tender offer for all of Cascal’s shares within 20 days. In the Schedule 13D, they also indicated that their financial advisor with respect to the tender offer is Credit Suisse. The tender offer was significantly below the prior day’s closing price for Cascal’s shares on the NYSE; this caused a substantial drop in Cascal’s share price the same day as the announcement of the tender offer.

6. In connection with their tender offer, the Sembcorp Defendants also announced that on April 26, 2010 they had entered into the Tender Offer and Stockholder Support Agreement (the “Lock-Up Agreement”) with Biwater Investments pursuant to which Biwater Investments had agreed, among other things, to sell in the tender offer all of its majority holdings in Cascal to Sembcorp Utilities and not pursue or enter into any competing transaction. Thus, public shareholders retain the right to accept or reject the tender offer and pursue alternatives but Biwater Investments does not. For the tender offer to be on the same terms for all shareholders, all shareholders would need to retain the ability to accept and reject the tender offer and pursue alternatives. In addition, Biwater Investments has various rights under the Lock-Up Agreement that are not provided to the public shareholders, including the right to determine whether to permit any modification to the terms and conditions of the tender offer, as Section 1 of the Lock-Up Agreement does not permit Sembcorp Utilities to make any modification to the terms and conditions of the tender offer without the prior written consent of Biwater Investments. In these and other respects, the terms of the offer made to Biwater Investments were not “the same” as those made to Cascal’s public shareholders and, therefore, the exception in the Confidentiality Agreements requiring the offer to be on the same terms to all shareholders does not apply, nor can a fair process be achieved under these circumstances.

7. Biwater and Sembcorp Defendants have therefore breached the express provisions of the Confidentiality Agreements and violated federal securities laws, prohibiting the misuse of confidential information in connection with a tender offer and the purchase of stock. Cascal’s willingness to share its confidential information was limited solely to facilitate a sale of Biwater Investments’ majority stake in Cascal and on the condition that the information would be kept confidential. The Confidentiality Agreements were not meant to encourage or support the use of Cascal’s confidential information to: (i) engineer a coercive takeover of Cascal at a below-market price; (ii) misappropriate Cascal’s material nonpublic information for the benefit of a prospective purchaser; (iii) delist Cascal’s shares from the NYSE; (iv) deregister Cascal’s shares under the Securities Exchange Act of 1934; or (v) avoid any further reporting obligations to Cascal’s remaining public shareholders under U.S. securities law. But with Cascal’s confidential and material nonpublic information, the Biwater Defendants and Sembcorp Defendants are taking steps to take effectuate each of these acts.

8. By this action, Cascal seeks to enjoin Defendants’ improper tender offer, misuse of Cascal’s confidential information and breach of the Confidentiality Agreements. Absent intervention by this Court, Cascal and its public shareholders will suffer immediate and irreparable harm. Cascal also seeks damages for harm that it has already endured.

PARTIES

9. Plaintiff Cascal is a public limited company organized under the laws of The Netherlands, and is listed on the NYSE under the symbol HOO. Cascal is an international provider of water, wastewater, and desalination services.

10. Defendant Biwater Investments is a limited company existing under the laws of England & Wales and the owner of approximately 58.5% of the shares of stock of Cascal.

11. Defendant Biwater Holdings, formerly known as Biwater Plc, is a limited company existing under the laws of England & Wales and the ultimate parent company of Biwater Investments. Upon information and belief, Biwater Holdings operates water and wastewater treatment plants, provides consultancy services, and runs water systems in over 90 countries.

12. Defendant Sembcorp Utilities is a limited liability company incorporated under the laws of Singapore and having a place of business at 30 Hill Street #05-04, Singapore 179360. Upon information and belief, Sembcorp Utilities provides energy, water and on-site logistics and services to customers including companies in energy intensive clusters.

13. Defendant Sembcorp Industries is a limited liability company incorporated under the laws of Singapore and having a place of business at 30 Hill Street #05-04, Singapore 179360; it is the parent company of Sembcorp Utilities. Upon information and belief, Sembcorp Industries is a utilities and marine group providing centralized utilities, energy, and water to industrial and other customers.

JURISDICTION AND VENUE

14. This is a civil action for violation of the securities law of the United States, 15 U.S.C. §78, et seq., and breach of contract.

15. This Court has jurisdiction over the securities law claims pursuant to 28 U.S.C. § 1331. This Court has supplemental jurisdiction over the state law claims pursuant to 28 U.S.C. § 1367.

16. Venue is proper in this judicial district pursuant to 28 U.S.C. §§1391(d) as an alien may be sued in any district, and all Defendants are aliens, and 1391(b), as a substantial part of the events giving rise to this action occurred in this judicial district.

17. This Court has personal jurisdiction over the Sembcorp Defendants by virtue of their consent to jurisdiction in this venue under the Schedule 13D, and, with respect to Sembcorp Utilities, its express consent to exclusive jurisdiction in this venue in the Lock-Up Agreement contained at Exhibit 1 to the Schedule 13D. Additionally, this Court has personal jurisdiction over the Sembcorp Defendants by virtue of, inter alia, their conduct of entering into a proposed transaction within this judicial district, their substantial contacts with this judicial district, and their purposeful availment of the rights and benefits of New York law.

18. This Court has personal jurisdiction over the Biwater Defendants by virtue of their consent to exclusive jurisdiction in this venue pursuant to the Lock-Up Agreement contained at Exhibit 1 to the Schedule 13D and, inter alia, their substantial contacts with this judicial district and purposeful availment of the rights and benefits of New York law.

GENERAL ALLEGATIONS

Background

19. Biwater Investments was at one time the sole shareholder of Cascal. In February 2008, Biwater Investments completed, with the assistance of Credit Suisse as co-lead underwriter, an initial public offering of Cascal’s shares (the “IPO”). Following the completion of the IPO, Biwater Investments held approximately 58.5% of the shares of stock of Cascal.

20. The IPO generated proceeds from primary shares issued of $97.2 million after underwriters’ discount and since then the stock of Cascal has traded on the NYSE.

21. On October 15, 2009, the board of directors of Cascal (the “Cascal Board”) received a letter from the Biwater Defendants informing the Cascal Board that Biwater Investments was renewing its efforts to sell its 58.5% stock ownership of Cascal and requesting Cascal’s cooperation in connection with the due diligence process of potential purchasers, including making nonpublic information available to such potential purchasers.

Confidentiality Agreements

22. In order to facilitate this transaction, Cascal and Biwater Holdings entered into a letter agreement dated November 9, 2009 (the “Letter Agreement”). The Letter Agreement permitted Biwater Holdings to disclose Cascal’s confidential information to specific prospective purchasers of its Cascal shares, including Sembcorp Industries, but only in accordance with the terms of both the Letter Agreement and a separate non-disclosure agreement to be executed by Biwater Holdings and the prospective purchaser, which was attached as an exhibit to the Letter Agreement. As a result, Biwater Holdings entered into a non-disclosure agreement with Sembcorp Industries also dated November 9, 2009 (the “NDA”). The NDA, which is governed by English law, expressly permits Cascal to enforce its terms, as would English law even in the absence of this express provision.

23. For the protection of Cascal and its shareholders, the Confidentiality Agreements had restrictive provisions severely limiting the use of Cascal’s confidential information.

24. The NDA establishes that the confidential information provided to the Sembcorp Defendants was solely for the purpose of evaluating a possible acquisition of the 58.5% interest in Cascal held by Biwater Investments. Specifically, Clause 1.2 of the NDA provides that “the Offeror [Sembcorp Industries] and its Authorised Recipients shall use the Information solely for the purpose of evaluating and negotiating the Proposed Transaction and for no other purpose.” The preamble to the NDA defines “Proposed Transaction” as “a possible offer by Sembcorp Industries Ltd ( the Offeror) to acquire, directly or indirectly, the 58.5% interest in the share capital of Cascal NV (Cascal) held by Biwater Investments Limited.”

25. Similarly, Clause 6.2 of the NDA establishes an overarching restriction on Sembcorp Industries that prohibits it from dealing in any way in the securities of Cascal when it has price sensitive information. Specifically, Clause 6.2 of the NDA requires that “until all Information received by the Offeror [Sembcorp Industries] or its advisers under this letter has ceased to be price sensitive, it will not deal in any way in any securities (equity or debt) of Cascal or in any securities whose price or value may be related to or affected by the price or value of Cascal securities or in any derivative products related to any such securities or interests in any of them…save as permitted under applicable law.”

26. Clause 7 of the NDA imposes an obligation (the “Standstill Obligation”) on Sembcorp Industries, preventing Sembcorp Industries or other members of its group from acquiring or offering to acquire any shares of Cascal without the consent of Biwater Investments, which consent could only be granted pursuant to the terms of the Letter Agreement. Moreover, paragraph (n) of the Letter Agreement explicitly provides that any agreement implementing the sale of Biwater Investments’ Cascal stock will be without prejudice to the rights of Cascal under the NDA, including without limitation, “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.”

27. Pursuant to the Letter Agreement, the Biwater Defendants are not permitted to consent to any action contrary to the restrictions contained therein, except pursuant to certain limited exceptions. One such exception is found in paragraph (e) of the Letter Agreement, which would permit Sembcorp to proceed with a transaction in the face of the Standstill Obligation if an offer is made to all Cascal shareholders “on the same terms (including as to price and form of consideration)” as those being offered to Biwater Investments (emphasis added). Furthermore, while paragraph (e) of the Letter Agreement creates an exception to the Standstill Obligation under Clause 7 of the NDA if its conditions are met (which they were not), it does not create an exception to the other restrictions contained the Confidentiality Agreements, including the prohibition under Clause 6.2 of the NDA against the Sembcorp Defendants from trading in Cascal securities while they are in possession of price sensitive information relating to Cascal, except as permitted by law. As discussed below, the tender offer of the Sembcorp Defendants while they are in possession of material nonpublic information is a violation of U.S. securities law and a breach of the Confidentiality Agreements and thus impermissible.

28. Following the execution of the Confidentiality Agreement, the Sembcorp Defendants were given access to a “data room” which contained substantial confidential and sensitive nonpublic information about all phases of Cascal’s business. The Sembcorp Defendants had complete access to this information, as well as direct contacts with management and site visits to Cascal facilities throughout the world.

29. This highly sensitive and confidential information included, among other things, financial projections; other sensitive financial information; tax returns; intercompany financing arrangements; information about contingent liabilities; details of supply agreement with customers, including pricing information; long term supply and purchase agreements, including pricing information; copies of other contracts and other material nonpublic information about Cascal.

30. During the period from October 2009 through March 2010, Cascal’s management received hundreds of detailed written questions from the Sembcorp Defendants and their representatives. These questions and the responses thereto covered all areas of Cascal’s business and operations and often included requests for detailed nonpublic information, including such items as projected revenues, costs and expenses and tax computations.

31. On November 30, 2010, at the request of the Sembcorp Defendants, Cascal’s senior executive management team (including Cascal’s Chief Executive Officer, Chief Financial Officer and General Counsel) met with senior executives of the Biwater Defendants and Sembcorp Defendants (including the Group President and CEO, Group Chief Financial Officer and the Group Business and Strategic Development Head) at Cascal’s UK operating company’s premises in Bournemouth. Cascal provided a presentation to the Sembcorp Defendants on the business and operations of Cascal which included highly confidential and commercially sensitive information for each operating company and the holding company, such as financial projections, forecasts and profit and loss, balance sheet, and cash flow statements for periods ended 2010 — 2013, and risks in each territory where Cascal and its subsidiaries operate and key contract provisions. During this meeting Cascal’s management also responded to numerous oral questions, many relating to material nonpublic information, all of which Cascal expected would be kept confidential pursuant to the Confidentiality Agreements and its use would be limited to evaluating the acquisition of Biwater Investments’ 58.5% stock ownership of Cascal.

The Sembcorp Tender Offer and Biwater Lock-Up Agreement

32. On April 26, 2010, the Sembcorp Defendants filed with the SEC the Schedule 13D, announcing a tender offer for all of the shares of Cascal at a purchase price per share of around one dollar below the then-current trading price. The Schedule 13D also announced that Sembcorp Utilities and the Biwater Defendants had entered into the Lock-Up Agreement. Pursuant to the Lock-Up Agreement, Biwater Investments agreed to sell its 58.5% ownership of Cascal’s stock to Sembcorp Utilities in connection with a tender offer for all of the shares of Cascal’s stock. The Lock-Up Agreement also requires Biwater Investments to vote against any competing transaction or action that would impede Sembcorp Utilities’ offer and prevents Biwater Investments from soliciting, negotiating, or entering into any competing transaction. The Lock-Up Agreement is governed by New York law, and provides for exclusive jurisdiction of the state or federal courts in New York for any disputes arising out of or in connection with the transactions contemplated by the Lock-Up Agreement.

33. The Sembcorp Defendants made clear in the Schedule 13D that,

following the tender offer, they intend to delist Cascal’s common stock from the NYSE, deregister Cascal as a U.S. reporting company and suspend any reporting obligations Cascal currently has under U.S. securities laws.

34. On April 26, 2010, the Sembcorp Defendants filed with the SEC a Schedule TO-C, which attached a press release as Exhibit 99.1. This press release announced that the Sembcorp Defendants intended to make an offer (the “Tender Offer”) to acquire Cascal’s outstanding common shares for $6.75 per share, which consideration will be reduced to $6.40 per share in the event that Sembcorp Utilities is not able to acquire at least 80% of Cascal’s outstanding shares.

35. On Friday, April 23, 2010, the business day immediately preceding the announcement of the Tender Offer, the closing trading price of Cascal’s shares was $7.61 per share, which is at least $.86 and as much as $1.21 per share higher than the tender offer price. On Monday, April 26, 2010, the day of the announcement of the Tender Offer, Cascal’s shares traded as low as $6.50 following the announcement, on volume that was approximately ten times normal. Cascal’s share price improved marginally after the Cascal Board announced its rejection of the Tender Offer, and closed at $6.95 that day but has since continued to drift downward to a closing price of $6.59 per share on May 7, 2010, as the specter of the coercive Tender Offer depresses the trading price of Cascal’s shares. This is in sharp contrast to the last publicly announced transaction for the sale of a U.S. publicly listed wastewater company, South West Water Company, which was offered at a 56% premium, in March 2010, rather than the coercive below market price offered by the Sembcorp Defendants for the Cascal shares.

36. Making matters worse, the Sembcorp Defendants retained Credit Suisse to act as its financial advisor in connection with the Tender Offer. Credit Suisse, which had previously underwritten the IPO for Cascal also possesses substantial nonpublic knowledge and information about Cascal’s financial position and business prospects.

The Harm to Cascal and Its Shareholders

37. The Letter Agreement expressly provides in Clause 10.2 that Cascal will be “irreparably harmed” in the event of a breach, and is entitled to the remedy of an “injunction, specific performance, or other equitable relief, or any combination of these remedies, for any threatened or actual breach of its terms, [without any] proof of special damages.…”

38. The confidential information shared with the Sembcorp Defendants is an asset of Cascal, which the Biwater Defendants and Sembcorp Defendants are misappropriating for their benefit to the detriment of Cascal and its public shareholders in their scheme to conduct a coercive and impermissible Tender Offer.

39. The intended aim of the Tender Offer is to devalue Cascal so that Sembcorp can acquire Cascal at a price well below its fair market value, and well below a value that potentially could be achieved if Cascal were to pursue its long-term strategic goals. Alternatively, the offer price would be substantially higher if Biwater had undertaken a fair and open process where the Biwater Defendants were not locked into a single transaction, making any attempt to secure competitive bids or pricing futile. The Biwater Defendants and Sembcorp Defendants have devised the takeover as afait accompli leaving public shareholders with limited choice.

40. Under the Tender Offer, not only are public shareholders being offered less than fair value for their shares, but they are also threatened by the prospect that their shares will lose all liquidity as a result of Sembcorp Utilities’ threat that it will delist Cascal’s shares and cause Cascal to no longer be registered with the SEC. Moreover, the public shareholders are at an informational disadvantage due to the Sembcorp Defendants’ possession of material nonpublic information, which they are not permitted to disclose pursuant to the Confidentiality Agreements. Accordingly, the Sembcorp Defendants must abstain from conducting the Tender Offer.

COUNT I

VIOLATION OF THE SECURITIES EXCHANGE ACT OF 1934 BY THE

SEMBCORP DEFENDANTS AND THE BIWATER DEFENDANTS

41. Cascal incorporates by reference the allegations of Paragraphs 1-40 as if fully set forth herein.

42. The Sembcorp Defendants, in making their Tender Offer, had access to material nonpublic information concerning Cascal that was provided to them under the Confidentiality Agreements.

43. Section 14(e) of the Securities Exchange Act of 1934 (“Exchange Act”), 15 U.S.C. 78n(e), prohibits anyone from engaging “in any fraudulent, deceptive, or manipulative acts or practices, in connection with any tender offer or request or invitation for tenders.” This prohibition includes trading while in possession of material nonpublic information in connection with a tender offer. Thus, in announcing the Tender Offer and intending to commence it while in possession of material nonpublic information, the Sembcorp Defendants have violated or will violate Section 14(e) of the Exchange Act.

44. Section 10(b) of the Exchange Act, 15 U.S.C. 78j(b), provides that it is unlawful to use any deceptive device in connection with the purchase or sale of securities, in contravention of the SEC rules, and SEC Rule 10b-5, 17 CFR 240.10b-5, prohibits employment of any device to defraud or deceive any person in connection with the purchase or sale of securities. In particular, SEC Rule 10b5-1 provides that “‘manipulative and deceptive devices’ prohibited by Section 10(b) of the Act and Rule 10b-5 thereunder include, among other things, the purchase or sale of a security of any issuer, on the basis of material nonpublic information about that security or issuer, in breach of a duty of trust or confidence that is owed directly, indirectly, or derivatively, to the issuer of that security or the shareholders of that issuer, or to any other person who is the source of the material nonpublic information.” Moreover, SEC Rule 10b5-2 provides that a “‘duty of trust or confidence’ exists.…[w]henever a person agrees to maintain information in confidence.” Thus, the Sembcorp Defendants’ announcement of the Tender Offer and their intended conduct of the Tender Offer while they are in possession of material nonpublic information provided by Cascal and in breach of the Confidentiality Agreements violates or will violate Section 10(b) of the Exchange Act and SEC Rule 10b-5.

45. The actions of the Biwater Defendants in entering into the Lock-Up Agreement in connection with the Tender Offer and helping to enable the Tender Offer and the misuse of material nonpublic information belonging to and concerning Cascal aids and abets the Sembcorp Defendants’ violations of Sections 14(e) and 10(b) of the Exchange Act and SEC Rule 10b-5.

46. The Sembcorp Defendants’ violations of Sections 14(e) and 10(b) of the Exchange Act and SEC Rule 10b-5, and the Biwater Defendants’ acts in aiding and abetting these securities law violations, have caused Cascal harm in the form of diminished value of its shares, misappropriation of its confidential information and the improper use of Cascal’s confidential information. Allowing the Tender Offer to proceed will cause irreparable harm to Cascal and its public shareholders. Cascal is entitled to injunctive relief to prevent this irreparable harm, and to damages for harm already caused.

COUNT II

BREACH OF THE NON-DISCLOSURE AGREEMENT (NDA)

BY SEMBCORP INDUSTRIES

47. Cascal incorporates by reference the allegations of Paragraphs 1-46 as if fully set forth herein.

48. Pursuant to Clause 10.9 of the NDA and under common and statutory law, Cascal is entitled to enforce the terms of the NDA against Sembcorp Industries. Also, paragraph (n) of the Letter Agreement explicitly provides that any agreement implementing the sale of Biwater Investments’ Cascal stock would be without prejudice to the rights of Cascal under the NDA, including without limitation, “the ongoing obligation to maintain the confidentiality of the Cascal Confidential Information.” Furthermore, as an inducement for Cascal agreeing to enter into the Letter Agreement, which attached the NDA as an exhibit thereto, Cascal was entitled to rely upon, and had the reasonable expectation that, the Biwater Defendants also would enforce strict compliance with the NDA.

49. Clause 6.2 of the NDA establishes an overarching restriction on Sembcorp Industries that prohibits it from dealing in any way in the securities of Cascal when it has price sensitive information. By making the Tender Offer while it has material nonpublic information, Sembcorp Industries has breached Clause 6.2 of the NDA.

50. Clause 1.2 of the NDA establishes that the confidential information provided to Sembcorp Industries was solely for the purpose of evaluating a possible acquisition of the 58.5% interest in Cascal held by Biwater Investments. By making the Tender Offer for all the shares of Cascal, Sembcorp Industries has breached Clause 1.2 of the NDA.

51. Sembcorp Industries’ breaches of NDA Clauses 6.2 and 1.2 have caused and will cause Cascal and its shareholders irreparable harm. As a result, Cascal is entitled to injunctive relief, both pursuant to the express provisions of the NDA and by law. Cascal also is entitled to damages for harm already caused.

COUNT III

BREACH OF THE LETTER AGREEMENT

BY BIWATER HOLDINGS

52. Cascal incorporates by reference the allegations of Paragraphs 1-51 as if fully set forth herein.

53. Clause 7 of the NDA imposes a Standstill Obligation on Sembcorp Industries, preventing Sembcorp Industries or other members of its group from acquiring or offering to acquire any share of Cascal without the consent of Biwater Investments. That Standstill Obligation remains in force.

54. Paragraphs (b) and (e) of the Letter Agreement preclude Biwater Holdings, absent Cascal’s consent, from allowing a potential purchaser to take any action that would result in the disclosure of Cascal’s confidential information or that would be restricted by the Standstill Obligation set forth in Clause 7 of the NDA, unless one of several conditions is met.

55. None of the conditions for eliminating the requirement for Cascal’s consent that are set forth in paragraph (e) have been met. Specifically, the Sembcorp Defendants’ Tender Offer does not contain the same terms to all shareholders, as the offer to Biwater Investments contains additional restrictions and rights. Moreover, even if the conditions to the exception in paragraph (e) had been met, which they were not, this would provide an exception solely to the Standstill Obligation in Clause 7 of the NDA, but it would not provide an exception to the other restrictions contained in the NDA, including the restriction against trading in Cascal securities while the Sembcorp Defendants were in possession of price sensitive information in violation of the securities laws or other applicable law.

56. Biwater Holding’s breach of the Letter Agreement has caused and will cause irreparable harm to Cascal and its shareholders.

57. As a result, Cascal is entitled to injunctive relief pursuant to the express provisions of the NDA any by law. Cascal is also entitled to damages for harm already caused.

PRAYER FOR RELIEF

WHEREFORE, Cascal respectfully requests that judgment be entered:

A. Enjoining the Tender Offer;

B. Enjoining the use and misappropriation of Cascal’s confidential information;

C. For damages according to proof,

D. For attorneys’ fees and costs incurred in this action; and

E. For such other and further relief as the Court may deem just.

Dated: May 10, 2010

            New York, New York

QUINN EMANUEL URQUHART & SULLIVAN, LLP

Peter Calamari
Marc Greenwald
petercalamari@quinnemanuel.com
marcgreenwald@quinnemanuel.com
51 Madison Avenue, 22nd Floor
New York, New York 10010-1601
(212) 849-7000 (tel.)
(212) 849 -7100 (fax)

Attorneys for Plaintiff Cascal N. V.

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